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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 10, 2003

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F      X      Form 40-F
                                -----------          -----------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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       The press releases on November 10, 2003, a copy of each is attached as
Exhibit 99.1 and 99.2 hereto, are incorporated by reference into this Form 6-K.

Exhibits.

         The following exhibits are filed with this report:

         99.1 - Press Release, dated November 10, 2003, of TRICOM, S.A.

         99.2 - Press Release, dated November 10, 2003, of TRICOM, S.A.




                         [Signature on following page.]


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TRICOM, S.A



Dated: November 11, 2003                   By: /s/ CARL H. CARLSON
                                               -----------------------
                                               Carl H. Carlson
                                               Chief Executive Officer